Exhibit 99.2

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces Third Quarter 2010 Results

Wuxi, China, November 23, 2010 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the quarter ended September 30, 2010.

Third Quarter 2010 Highlights

(Comparison with the second quarter of 2010 and the third quarter of 2009)

	Q3 2010	Q2 2010	Q-o-Q	Q3 2009	Y-o-Y
Net revenues ($ million)	137.0	134.1	2.1%	90.2	51.8%
Gross profit ($ million)	10.5	7.5	39.4%	4.5	131.2%
Gross margin (% of net revenues)	7.7%	5.6%	-	5.0%	-
Loss from operations ($ million)	(21.1)	(5.8)	-266.2%	(8.0)	-162.9%
Net loss attributable to WSP Holdings Limited ($ million)	(26.8)	(12.0)	-123.5%	(11.7)	-129.2%
Loss per ADS ($)	(0.26)	(0.12)	-116.7%	(0.11)	-136.4%

"In this quarter, we saw a continuous improvement in the sales of our non-API products while sales of our API products have decreased despite an increase in average prices, mainly due to lower sales volume resulting from the difficult domestic market environment that we have been facing. Domestic sales have seen an increase in volume mainly due to sales of iron ore pellets, and international sales have improved compared to the second quarter of 2010 due to our continued penetration efforts," commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. "As 2010 comes to an end, although we have seen signs of economic growth in several of our key markets, the world economy is still far from full recovery. Therefore, we do not expect to see a noticeable improvement in our business sales volume and prices in the near term. However, we expect a recovery in the coming years due to increasing global demand for oil as the worldwide economy gathers growth momentum, consumer and business sentiments recover and spending increases, and as we ramp up the production facilities at our subsidiaries to begin contributing to our bottom line."

Financial Results

Third Quarter 2010 Financial Results

(Comparison with the second quarter of 2010 and the third quarter of 2009)

Net revenues ($ million)	Q3 2010	Q2 2010	Q-o-Q	Q3 2009	Y-o-Y
API	60.1	105.2	-42.9%	63.6	-5.5%
Non-API	27.3	12.1	126.2%	20.7	31.6%
Others	49.6	16.8	194.4%	5.9	744.2%
Total	137.0	134.1	2.1%	90.2	51.8%
Domestic	82.4	84.2	-2.1%	65.7	25.3%
International	54.6	49.9	9.4%	24.5	123.1%

Sales volume (tonnes)	Q3 2010	Q2 2010	Q-o-Q	Q3 2009	Y-o-Y
API	52,907	108,312	-51.2%	67,421	-21.5%
Non-API	16,562	6,775	144.5%	11,894	39.2%
Others	196,378	27,914	603.5%	9,182	2,038.7%
Total	265,847	143,001	85.9%	88,497	200.4%
Domestic	224,563	109,508	105.1%	65,684	241.9%
International	41,284	33,493	23.3%	22,813	81.0%

WSP Holdings reported slightly higher revenues of $137.0 million in the third quarter of 2010 compared to $134.1 million in the second quarter of 2010 due to an increase in international sales. Domestic sales included an increase in sales of other products attributable to sales of iron ore pellets of $31.9 million. In November 2009, the Company entered into a five-year master supply agreement to purchase a minimum of 300,000 tonnes of iron ore pellets on a yearly basis from 2010 through 2014, with the price to be determined upon the signing of each purchase contract. The iron ore pellets can be used by the Company’s steel manufacturing subsidiaries or sold on the spot market. Domestic sales and international sales accounted for 60.1% and 39.9%, respectively, of its total revenues for the third quarter of 2010.

On a quarter-over-quarter basis, domestic sales decreased due to a 52.3% decrease in average selling prices, offset by a 105.1% increase in domestic sales volume driven by sales of iron ore pellets. Excluding the sales of iron ore pellets, domestic average selling prices would have increased by 22.4%. The quarter-over-quarter increase in international sales was due to a 23.3% increase in international sales volume, offset by an 11.3% decrease in average selling prices.

On a year-over-year basis, domestic sales increased due to a 241.9% increase in domestic sales volume driven by sales of iron ore pellets, offset by a 63.3% decrease in average selling prices. Excluding the sales of iron ore pellets, domestic average selling prices would have decreased by 6.0%. The year-over-year increase in international sales was due to an 81.0% increase in international sales volume and a 23.2% increase in average selling prices.

API and non-API product sales accounted for 43.9% and 19.9%, respectively, of total revenues in the third quarter of 2010. Lower quarter-over-quarter sales revenue from API sales was primarily due to a 51.2% decrease in sales volume, offset by a 17.0% increase in average selling prices. Non-API sales revenues increased quarter-over-quarter due to a 144.5% increase in sales volume, offset by a 7.5% decrease in average selling prices. Sales of other products increased 194.4% quarter-over-quarter mainly due to the sales of iron ore pellets.

API sales revenues slightly decreased year-over-year primarily due to a 21.5% decrease in sales volume, offset by a 20.3% increase in average selling prices. Non-API sales increased year-over-year primarily due to a 39.2% increase in sales volume, offset by a 5.4% decrease in average selling prices.

Gross margin in the third quarter of 2010 was 7.7%, compared to 5.6% in the second quarter of 2010 and 5.0% in the third quarter of 2009. Higher quarter-over-quarter and year-over-year gross margins were primarily due to higher average selling prices of API products in the third quarter of 2010.

Operating expenses in the third quarter of 2010 were $31.6 million, up 151.5% from $12.5 million in the third quarter of 2009. Selling and marketing expenses were $7.4 million, up from $2.2 million in the third quarter of 2009 primarily due to higher sales commission and sales activity levels associated with increased sales volume. General and administrative expenses were $22.9 million, up 107.4% from $11.1 million in the third quarter of 2009, primarily due to an increase in allowance for doubtful accounts of $9.3 million.

Loss from operations was $21.1 million in the third quarter of 2010, compared to loss from operations of $8.0 million and $5.8 million in the third quarter of 2009 and the second quarter of 2010, respectively.

Net interest expense was $7.1 million in the third quarter of 2010, compared to $4.4 million in the third quarter of 2009 and $6.9 million in the second quarter of 2010. Higher year-over-year net interest expense was mainly attributable to lower interest income due to lower cash balances and an increase in borrowings as well as a reduction in the capitalization of interest expense with the completion of certain construction projects at the subsidiary level.

The Company recorded nil income tax expense in the third quarter of 2010, compared to income tax benefit of $0.04 million in the third quarter of 2009.

Net loss was $26.8 million in the third quarter of 2010, compared to net loss of $11.7 million and $12.0 million in the third quarter of 2009 and the second quarter of 2010, respectively.

Basic and diluted loss per ADS were both $0.26 in the third quarter of 2010, compared to basic and diluted loss per ADS of $0.11 and $0.12 in the third quarter of 2009 and in the second quarter of 2010, respectively.

Nine-Month Results

Revenues for the first nine months of 2010 were $332.0 million, down 22.3% from revenues of $427.3 million in the first nine months of 2009. Gross profit was $3.8 million, compared to gross profit of $78.1 million for the first nine months of 2009. Gross margin was 1.2%, compared to gross margin of 18.3% for the first nine months of 2009. Operating loss was $49.5 million, compared to operating income of $36.1 million for the first nine months of 2009. Net loss attributable to WSP Holdings was $65.9 million, compared to net income attributable to WSP Holdings of $19.7 million for the first nine months of 2009. Basic and diluted loss per ADS were both $0.64 for the first nine months of 2010, compared to basic and diluted earnings per ADS of $0.19 for both in the first nine months of 2009.

Financial Condition

As of September 30, 2010, the Company had cash and cash equivalents of $21.7 million, compared to $59.6 million as of June 30, 2010 and $133.3 million as of December 31, 2009. Restricted cash totaled $154.5 million as of September 30, 2010, compared to $134.4 million as of June 30, 2010 and $205.6 million as of December 31, 2009. The Company is carefully monitoring its liquidity and plans to fund its anticipated working capital needs over the next few quarters by renewing and seeking to increase the existing lines of credit and taking appropriate cost cutting measures.

Accounts receivable and inventory totaled $207.4 million and $273.9 million, respectively, as of September 30, 2010, compared to $204.9 million and $266.1 million, respectively, as of December 31, 2009. As of September 30, 2010, total assets were $1,343.5 million, total liabilities were $980.3 million and total equity was $363.2 million.

Capital expenditures for the nine months ended September 30, 2010 were $123.2 million. Management periodically evaluates and revises its capital expenditures plan based on the prevailing economic conditions and future expectations. Management has also taken steps to slow down and eliminate certain expansion plans in view of the current capital conditions. Capital expenditures for the fourth quarter of 2010 will be funded mainly through medium- and long-term bank loans.

Update on New Production Facilities

Houston OCTG Group, Inc. ("Houston Group")

Houston Group commenced trial production of its new threading line with 120,000 tonnes of annual production capacity in July 2010 while the construction of its new heat treatment line with 100,000 tonnes of annual production capacity is expected to be completed by the end of 2010.

Bazhou Seamless Oil Pipes Company Limited ("Bazhou Seamless")

The Company commenced trial production of two of its three new threading lines at Bazhou Seamless in October 2010 while the remaining new threading line is expected to begin production in November 2010. Each of the three new threading lines has an annual production capacity of 100,000 tonnes. The construction of a heat treatment line with 200,000 tonnes of annual production capacity at Bazhou Seamless was completed in October 2010 while another hot-rolling line with an annual production capacity of 500,000 tonnes is expected to be completed in the first half of 2011.

WSP Pipe Company Limited ("WSP Pipe")

WSP Pipe, the Company's wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, is currently building an OCTG pipe manufacturing and sales facility. The construction of the first of two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year is expected to be completed by the end of 2010 while the second hot-rolling production line is expected to be completed in the first quarter of 2011.

Operational Environment and Business Outlook

Global oil prices hovered above $87 a barrel most recently on expectations of higher energy demand after positive US jobs data was released and amid a plunge in the US dollar as US interest rates are anticipated to head lower with the Federal Reserve moving to buy Treasury bonds and taking other measures to boost the economy. According to statistics from Baker Hughes, a top-tier oilfield service company, worldwide rig counts have been increasing. US rig counts reached 1,683 as of November 5, 2010, up from 1,078 as of November 6, 2009 while international rig counts reached 1,099 as of October 2010, up from 983 as of October 2009. Continued strong demand for oil from emerging markets like China and decreasing oil output from non-OPEC producing nations such as Russia and Mexico are believed to support firming oil prices. On the whole, oil prices are expected to rise gradually as global economic growth leads to higher global oil demand and growth in non-OPEC oil supply is expected to slow in 2011.

On the international front, WSP Holdings has been successful to date in 2010 in securing certain new customer wins, particularly in Russia, Uzbekistan and Venezuela, as a result of its continued sales and marketing efforts. The Company continues to pursue new opportunities in Central and South America and Africa to broaden its existing customer base and recently, the Company has secured new contract wins for the shipments of approximately 20,000 tonnes of API and non-API products to Venezuela and 5,000 tonnes of API products to Egypt. The Company does not expect a significant improvement in sales to North America for the year due to countervailing duties on seamless pipes made in China. However, the Company expects its subsidiaries in Houston and Thailand to begin contributing to the bottom line in 2011 with the completion of their production facilities.

On the domestic front, WSP Holdings continues to actively target customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products. Through its continued efforts in new product development, the Company has recently produced a new series of non-API products which have successfully been tried and tested at major domestic oil fields. The Company plans to put these products into commercial use in the near future.

As 2010 draws to a close, WSP Holdings has seen a recovery in shipments to both domestic and international markets in the recent quarters of 2010, and therefore the Company believes that its performance will improve considerably riding on the world economic recovery in the coming years.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on Tuesday, November 23, 2010 to discuss its unaudited financial results for the third quarter of 2010. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 730 5770. International callers should call +1 857 350 1594. The conference pass code is 337 445 03. A replay of the conference call will be available from 12:00 p.m. ET on Tuesday, November 23, 2010 to 12:00p.m. ET on Tuesday, December 7, 2010. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The conference pass code is 488 536 09. This conference call will also be broadcast live over the

Internet and can be accessed by all interested parties on WSP Holdings' website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended September 30, 2010	3 Months Ended September 30, 2009	9 Months Ended September 30, 2010	9 Months Ended September 30, 2009

Net revenues	$136,977	$90,236	$331,981	$427,300
Cost of revenues	(126,485)	(85,698)	(328,155)	(349,210)
Gross profit	10,492	4,538	3,826	78,090

Selling and marketing expenses	(7,438)	(2,245)	(13,341)	(12,392)
General and administrative expenses	(22,923)	(11,051)	(43,900)	(31,714)
Other operating (expenses) income, net	(1,192)	748	3,881	2,134
(Loss) income from operations	(21,061)	(8,010)	(49,534)	36,118

Interest income	739	1,909	2,981	4,920
Interest expenses	(7,882)	(6,271)	(21,784)	(17,271)
Other income	191	191	575	575
Exchange differences	316	174	(640)	98
(Loss) income before provision for income taxes	(27,697)	(12,007)	(68,402)	24,440
Provision for income taxes	—	42	(1,048)	(5,955)

Net (loss) income before earnings in equity investment	(27,697)	(11,965)	(69,450)	18,485
Earnings in equity investment	(48)	(48)	(148)	(82)
Net (loss) income	(27,745)	(12,013)	(69,598)	18,403
Net loss attributable to the non-controlling interests	909	306	3,721	1,249
Net (loss) income attributable to WSP Holdings Limited	$(26,836)	$(11,707)	$(65,877)	$19,652

Weighted average ordinary shares used in computation of earnings per share:
Basic	204,375,226	205,789,800	204,904,567	205,789,800
Diluted	204,375,226	205,789,800	204,904,567	205,789,800

(Loss) earnings Per Ordinary Share
Basic	$(0.13)	$(0.06)	$(0.32)	$0.10
Diluted	$(0.13)	$(0.06)	$(0.32)	$0.10

(Loss) earnings Per ADS
Basic	$(0.26)	$(0.11)	$(0.64)	$0.19
Diluted	$(0.26)	$(0.11)	$(0.64)	$0.19

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2010	December 31, 2009

Assets
Cash and cash equivalents	$21,660	$133,250
Restricted cash	154,514	205,613
Accounts and bills receivable, net	207,354	204,906
Other current assets	338,952	326,397
Total Current Assets	722,480	870,166

Property and equipment, net (including construction in progress of $231,981 and $121,449 as of September 30, 2010 and December 31, 2009 , respectively)	515,645	407,052
Prepaid lease payments for land use rights, non-current	35,003	33,321
Other non-current assets	70,360	83,855
Total Assets	$1,343,488	$1,394,394

Liabilities
Accounts payables	160,421	$162,557
Borrowings due within one year	470,497	506,448
Other current liabilities	113,611	95,423
Total Current Liabilities	744,529	764,428

Borrowings due after one year	229,515	189,069
Other non-current liabilities	6,274	6,585
Total Liabilities	$980,318	$960,082

Total WSP Holdings Limited shareholders' equity	347,367	410,738
Non-controlling interests	15,803	23,574
Total equity	363,170	434,312
Total Liabilities and Equity	$1,343,488	$1,394,394

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